SC 13G
1
Franklin Capital Corporation
Common stock, $1.00 par value
35252P105000
March 14, 2000
Rule 13d-1(c)

1. Kuby Gottlieb Special Value Fund Limited Partnership
36-4025457
2. b
3.
4. Illinois
5.
6. 0
7.
8. 0
9.
10. Not applicable
11.
12. PN.


Item 1.
a. Franklin Capital Corporation
b. 450 Park Avenue, New York, NY 10022
Item 2.
a. Kuby Gottlieb Special Value Fund Limited Partnership
b. 500 West Madison Street, Suite 2740, Chicago, Illinois 60661
c. Illinois
d. Common stock, par value $1.00 per share
e. 35252P105000
Item 3.
None of the above.
Item 4.
a. 35,600
b. 4.873
c.
i. 35,600
ii. 0
iii. 35,600
iv. 0
Item 5. Check
Item 6. Not applicable
Item 7. Not applicable
Item 8. Not applicable
Item 9. Not applicable
Item 10.
a. Not applicable
b. Applicable
March 31, 2000

Eric C. Kuby, President of Corporate